Sykes Financial Services, LLC

Statement of Income
For the Year Ended December 31, 2015

Revenues:

Commissions earned		$ 176,083
Other income		735
	Total Revenues	176,818

Expenses:

Registered representatives compensation		156,426
Regulatory fees and expenses		7,956
Technology, data and communications costs		5,070
Occupancy and equipment expenses		2,361
Supplies		642
Travel and entertainment		3,664
Other expenses		631
	Total Expenses	176,751

	Net Income $	68

The accompanying notes are an integral part of these financial statements.